UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Timmins Gold Corp.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

88741P103

(CUSIP Number)

Ryan Caughey, General Counsel of Sentry Investments Inc. and Corporate Secretary,  Sentry Select Capital Corp.  199 Bay Street, Suite 2700, P.O. Box 108  Toronto,  On  M5L 1E2  Phone : 416 861-8729

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sentry Select Capital Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Province of Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
27,767,900

	8	SHARED VOTING POWER
n/a

	9	SOLE DISPOSITIVE POWER
27767900

	10	SHARED DISPOSITIVE POWER
n/a

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,767,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sentry Investments Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Province of Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
27,767,900

	8	SHARED VOTING POWER
n/a

	9	SOLE DISPOSITIVE POWER
27767900

	10	SHARED DISPOSITIVE POWER
n/a

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,767,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0%

14	TYPE OF REPORTING PERSON
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sentry Precious Metals Growth Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Province of Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,387,000

	8	SHARED VOTING POWER
n/a

	9	SOLE DISPOSITIVE POWER
14387000

	10	SHARED DISPOSITIVE POWER
n/a

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,387,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.8%

14	TYPE OF REPORTING PERSON
OO

This Schedule 13D supersedes the Schedule 13G as last amended by Amendment No. 3 filed on February
11, 2014, filed by Sentry Investments Inc. and Sentry Select Capital Corp. This Schedule 13D is filed by Sentry
Precious Metals Growth Fund, Sentry Investments Inc. and Sentry Select Capital Corp. (the “Reporting Persons`”).
This Schedule 13D is being filed because the Reporting Persons may no longer qualify to file on Schedule 13G. See
Item 4 below.

Item 1.	Security and Issuer

This Schedule 13D relates to the common shares, no par value (the “Shares”), of Timmins Gold Corp. (the
“Issuer”). The principal executive offices of the Issuer are located at
1900 – 570 Granville Street
Vancouver, British Columbia
Canada, V6C 3P1

Item 2.	Identity and Background

(a)
(a) Description of Reporting Person(s) and certain related persons
i) Sentry Precious Metals Growth Fund, an open-end mutual fund qualified for continuous distribution in Canada, managed by Sentry Investments Inc.
ii) Sentry Investments Inc., an Ontario corporation and a wholly-owned subsidiary of (iii)
iii) Sentry Select Capital Corp., an Ontario corporation
This Schedule 13D statement is filed jointly on behalf of above-named Reporting Persons.
Sentry Precious Metals Growth Fund, an open-end mutual fund, organized as an investment trust under the laws of the Province of Ontario, Canada, is managed by Sentry Investments Inc. Sentry Investments Inc. is the sole trustee of the trust.
Sentry Investments Inc. is a registered investment fund manager in Canada. The names of the executive officers and directors of Sentry Investments Inc. are John F. Driscoll, James A. McIntyre, Sean Driscoll, Edward Merchand, Philip
Yuzpe and Dennis Mitchell.
Sentry Select Capital Corp. is the parent company to Sentry Investments Inc. The principal business of Sentry Select
Capital Corp. is as a holding corporation. The names of the executive officers and directors of Sentry Select Capital
Corp. are John F. Driscoll, James A. McIntyre, Sean Driscoll, Edward Merchand, Philip Yuzpe, Dennis Mitchell,
Garfield Emerson, Michael Meighen, Frank Potter, Simon Scott and Donald Worth.
Sentry Select Capital Corp. is ultimately controlled by Sean Driscoll and Blair Driscoll.

(b)
Address of the Principal Office for the Reporting Persons, the executive officers and directors thereof, and
Blair Driscoll:
199 Bay Street, Suite 2700
Commerce Court West, PO Box 108
Toronto, Ontario
M5L 1E2
Canada

(c)
The principal occupations of the executive officers and directors of Sentry Investments Inc. are their respective roles at Sentry Investments Inc.
The principal occupations of the executive officers of Sentry Select Capital Corp. are their respective roles at Sentry Select Capital Corp.
The principal occupations of the directors of Sentry Select Capital Corp. are as follows: (i) Garfield
Emerson, Senior Partner, Fasken Martineau DuMoulin LLP; (ii) Michael Meighen, former Senator of
Canada; (iii) Frank Potter, professional director; (iv) Simon Scott, retired partner of Borden Ladner Gervais
LLP; and (v) Donald Worth, retired independent businessman.
The principal occupation of Blair Driscoll is associate portfolio manager at Sentry Investments Inc.

(d)
(d) Criminal Proceeding Convictions
None of the Reporting Persons, their executive officers or directors, nor Blair Driscoll, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
(e) Civil Proceedings
None of the Reporting Persons, their executive officers or directors, nor Blair Driscoll, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	(f) Citizenship of Natural Persons Each of the executive officers and directors of the Reporting Persons and Blair Driscoll is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Shares was an aggregate of CDN$62,672,158.90
(approximately USD$57,308,119.01 using the Bank of Canada’s noon exchange rate as of June 6, 2014 of CDN$1 =
USD$0.91441112) using funds under management by Sentry Investments Inc.

Item 4.	Purpose of Transaction

The Shares were acquired in the ordinary course of business and for investment purposes. They were not acquired and, prior to May 27, 2014, they were not held, for the purpose of or with the effect of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.
Over time, Sentry Investments Inc. has become concerned by what it believes to be a lack of Board independence, lack of management accountability and mismanagement of the assets by the Issuer, resulting in the unnecessary erosion of shareholder value.
As a result, Sentry Investments Inc. began engaging in a series of communications with the Issuer, regarding such matters. Given the direction of those discussions, Sentry Investments Inc. on May 27, 2014 proposed to the
Issuer the nomination of the following six directors to the Issuer’s current eight member board: Tony Hawkshaw,
Oliver Lennox-King, Richard J. Hall, Marc Prefontaine, Troy Fierro, and Tony Harwood. On May 28, 2014, Sentry
Investments Inc. provided the Issuer with a written proposal regarding such nominees, a copy of which is attached as
Exhibit 2 and incorporated herein by reference.
On June 2, 2014, Sentry Investments Inc. issued a press release announcing its intention to nominate the six directors to the Issuer’s eight person board. A copy of the press release is hereby attached as Exhibit 3 and incorporated herein by reference.
Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule
13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, the Reporting Persons may in the future, from time to time, dispose of some or all of the securities of the Issuer beneficially owned by them and/or acquire additional securities of the Issuer, in the open market or otherwise, or take any other actions with respect to their investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
Sentry Precious Metals Growth Fund beneficially owns and has sole voting and dispositive power over
14,387,000 Shares, representing 8.8% of the 163,379,045 Shares deemed outstanding pursuant to Rule 13d-
3(d)(1)(i) under the Securities Exchange Act of 1934, as amended. Sentry Investments Inc. and Sentry Select Capital
Corp., each beneficially own and have sole voting and dispositive power over 27,767,900 Shares (including the
14,387,000 Shares held through Sentry Precious Metals Growth Fund), representing 17.0% of the 163,379,045
Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.
Sentry Investments Inc. is an investment fund manager with the power to invest in, vote and dispose of the stock on behalf of its clients, being investment funds, including Sentry Precious Metals Growth Fund.

(b)	None of the Reporting Persons, their executive officers and directors, nor Blair Driscoll, beneficially own any Shares not reported herein.

(c)	None of the Reporting Persons, their executive officers and directors, nor Blair Driscoll, have engaged in any transactions involving the Shares in the past 60 days.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise expressly described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer among the persons named in Item 2 and any person or entity.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Joint Filing Agreement Exhibit 2 – Sentry Investments Inc. letter dated May 28, 2014 Exhibit 3 - Sentry Investments Inc. Press Release dated June 2, 2014

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentry Precious Metals Growth Fund, by its Trustee and Manager Sentry Investments Inc.

June 06, 2014	By:	/s/ Ryan Caughey
General Counsel

Sentry Investments Inc.

June 06, 2014	By:	/s/ Ryan Caughey
General Counsel

Sentry Select Capital Corp.

June 06, 2014	By:	/s/ Ryan Caughey
Corporate Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes: Exhibit 1
Agreement of Joint Filing
Timmins Gold Corp.
Common shares, no par value
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, and any and all amendments thereto, may be filed on behalf of each of the undersigned with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)